March 15, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Aon North America, Inc., guaranteed by Aon plc, Aon Corporation, Aon Global Holdings plc, and Aon Global Limited under the Exchange Act of 1934:

- 5.125% Senior Notes due 2027

- 5.150% Senior Notes due 2029

- 5.300% Senior Notes due 2031

- 5.450% Senior Notes due 2034

- 5.750% Senior Notes due 2054

Sincerely,



**New York Stock Exchange**
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
**nyse.com**